CUTLER LAW GROUP
Attorneys at Law                                        M. Richard Cutler, Esq.*
9814 Crystal Blvd                                       M Gregory Cutler, Esq.**
Baytown, Texas 77521
(281) 918-0040 Tel  (800) 836-0714 Fax           *Admitted in California & Texas
www.cutlerlaw.com                                          **Admitted in Florida
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                               September 30, 2009

Jenn Do, Division of Corporate Finance
Terrence O'Brien, Branch Chief
Tracey Houser, Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4561

RE:  EXTENSIONS, INC.
     FORM 10-K/A FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008
     FILED APRIL 15, 2009, MAY 21, 2009 AND JUNE 18, 2009
     FORM 10-Q/A FOR THE QUARTER ENDED MARCH 31, 2009
     FILED MAY 18, 2009 AND JUNE 18, 2009
     FILE NO. 0-26493

Gentlemen and Ladies:

     This letter accompanies Amendment No. 3 to the Annual Report on Form 10-K and Amendment No. 2 to the Quarterly Report on Form 10-Q filed by Extensions, Inc. (the "Company") on September 30, 2009. We are in receipt of your correspondence dated June 30, 2009, and addressed to BB Tuley, Chief Financial Officer of the Company. This letter includes responsive comments to your letter. We have attached to this correspondence a pdf copy of the filings marked to show changes from the original.

     The responses contained herein correspond in Part and Number to the comments in your letter of June 30, 2009. The page numbers reflect the page numbers in the marked pdf copy of the Amended Form 10-K and Amended Form 10-Q attached hereto.

Form 10-K/A No. 2 for the Fiscal Year Ended December 31, 2008
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General
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1.   Please ensure that if you file your 1934 Exchange Act reports on EDGAR using two different formats that the content of the document for both formats is exactly the same.

Please be advised that is our standard practice. If there was a difference between the text/ASCII and PDF versions of the filings that was not intentional. In reviewing the filings, we noted that the text/ASCII version of Amendment 1 to Form 10-Q for the Quarter Ended March 31, 2009 did not match the PDF version at one place in the Controls and Procedures section. This was an EDGAR formatting error, and is responsive to comment 3 below.

We have reviewed the ASCII and PDF versions of Amendment 2 of Form 10-K for 2008, as well as those of the current filings, line by line to ensure that the versions match exactly.

Item 9A.  Controls and Procedures, page 41
------------------------------------------

Management's Report on Internal Control over Financial Reportings, page 41
--------------------------------------------------------------------------

2. We have read your response to comment 3 and the revised disclosure in your amended filing. We note that you continue to provide your conclusion regarding the effectiveness of your internal control over financial reporting as of December 31, 2007. Please amend your filing accordingly.

We have corrected this error in both the text/ASCII version and the PDF version of the filing.

Form 10-Q/A No. 2 for the Fiscal Quarter Ended March 31, 2009
-------------------------------------------------------------

Item 4.  Controls and Procedures, page 9
----------------------------------------

Evaluation of Disclosure Controls and Procedures, page 9
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3.   We note that you continue to disclosure your conclusion regarding the effectiveness of your disclosure controls and procedures as of December 31, 2007. As previously requested, please amend your first quarter of fiscal year 2009 Form 10-Q to revise your disclosure to state your conclusion regarding the effectiveness as of March 31, 2009. Refer to Item 307 of Regulation S-K for guidance.

We have corrected this error in the text/ASCII version of the filing and ensured that the error was not present in the PDF version.


     If you have any further questions or comments, please do not hesitate to contact us.

                              Very truly yours,


                              \s\ M Gregory Cutler
                              M Gregory Cutler
                              Cutler Law Group